PE 2/18/2016

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 18 2016

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16003998

February 18, 2016

Act: 1934
Section:
Rule: 14a-8 (i)(?)
Public Availability: 2-18-16

Kara L. MacCullough
Greenberg Traurig, P.A.
maccullоughk@gtlaw.com

Re: Restaurant Brands International Inc.

Dear Ms. MacCullough:

This is in regard to your letter dated February 18, 2016 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in RBI's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that RBI therefore withdraws its January 27, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Frank Sherman
Province of St. Joseph of the Capuchin Order
francisxsherman@gmail.com

GT GreenbergTraurig

February 18, 2016

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Restaurant Brands International Inc.
Shareholder Proposal of Province of St. Joseph of the Capuchin Order
Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 27, 2016, we requested that the Staff of the Division of Corporation Finance concur that our client, Restaurant Brands International Inc. (the "Company"), could exclude from its proxy statement and form of proxy to be furnished to shareholders in connection with its 2016 annual meeting of shareholders, the shareholder proposal (the "Proposal") and the statements in support thereof submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent").

Enclosed as Exhibit A is an e-mail from a representative of the Proponent, sent to the Company on February 3, 2016, withdrawing the Proposal. In reliance on that e-mail, we hereby withdraw the January 27, 2016 no-action request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Please do not hesitate to call me at 954-768-8255 with any questions regarding this matter.

Very truly yours,

GREENBERG TRAURIG, P.A.

Kara MacCullough

Enclosure

cc: (Rev) Michael H. Crosby, OFMCap.
Frank Sherman
Jill Granat, Restaurant Brands International Inc.

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SEOUL∞
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TEL AVIV^
WARSAW~
WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH

* OPERATES AS GREENBERG TRAURIG MAHER LLP
+ OPERATES AS GREENBERG TRAURIG, S.C.
** STRATEGIC ALLIANCE
∞ OPERATES AS GREENBERG TRAURIG LLP FOREIGN LEGAL CONSULTANT OFFICE
^ A BRANCH OF GREENBERG TRAURIG, P.A., FLORIDA, USA
~ OPERATES AS GREENBERG TRAURIG GRZESIAK SP.K.

Exhibit A

E-mail from Proponent

Please see attached.

From:	Francis Sherman
To:	McGrade, Patrick
Cc:	Carol Patterson; Fr Mike Crosby; MacCullough, Kara (Shld-FTL-CP)
Subject:	Fwd: Restaurant Brands International Inc. - 14a-8 No-Action Request
Date:	Wednesday, February 03, 2016 7:38:47 AM
Attachments:	RBI - No-Action Request Letter re Province of St. Joseph of the Capuchin Order Proposal.pdf

Dear Mr. McGrade,

The Province of St. Joseph of the Capuchin Order recognizes the technical error made by our custodian leading to Restaurant Brands International's Notice of Intent to the SEC to omit our shareholder proposal regarding supply chain impacts on deforestation and human rights violations dated January 27, 2016. Rather than await a reply from the SEC, we hereby withdraw our resolution in hopes of a positive and productive outcome from our upcoming dialogue.

Looking forward to speaking with you in the near future.

Peace and all Good,
FRANK SHERMAN
Associate Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North 9th Street, Milwaukee, WI 53217
630-235-3563

---------- Forwarded message ----------
From: <maccullough@gtlaw.com>
Date: Wed, Jan 27, 2016 at 4:33 PM
Subject: Restaurant Brands International Inc. - 14a-8 No-Action Request
To: shareholderproposals@sec.gov
Cc: mikecrosby@aol.com, francisxsherman@gmail.com, JGranat@rbi.com

On behalf of our client, Restaurant Brands International Inc. (the "Company"), please find attached a letter that is being submitted pursuant to Rule 14a-8(j) to inform the Staff of the Division of Corporation Finance of the Securities and Exchange Commission that, pursuant to 14a-8(b) and 14a-8(f), the Company intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") the shareholder proposal and the statements in support thereof submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent"). We are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the shareholder proposal from the 2016 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 954-768-8255.

Regards,

Kara L. MacCullough

Kara MacCullough
Shareholder
Greenberg Traurig, P.A. | 401 East Las Olas Boulevard Suite 2000 | Fort Lauderdale, FL 33301
Tel 954-768-8255 | Fax 954-759-5520 | Cell 305-333-8989

maccullougbk@gtlaw.com | www.gtlaw.com

GT GreenbergTraurig

GT GreenbergTraurig

January 27, 2016

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Restaurant Brands International Inc. – Notice of Intent to Omit Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Restaurant Brands International Inc., a Canadian corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, in reliance on Rule 14a-8(f), the Company intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") to be furnished to shareholders in connection with its 2016 annual meeting of shareholders, the shareholder proposal and the statements in support thereof (collectively, the "Proposal") submitted by the Province of St. Joseph of the Capuchin Order (the "Proponent"). Copies of the Proposal, and related correspondence from the Proponent, are attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proposal may properly be excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(b) and 14a-8(f) for the reasons discussed below.

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included her name and telephone number both in this letter and the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j), we are: (1) filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive 2016 Proxy Materials with the Commission; and (2) simultaneously forwarding a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff

ALBANY
AMSTERDAM
ATLANTA
AUSTIN
BOCA RATON
BOSTON
CHICAGO
DALLAS
DELAWARE
DENVER
FORT LAUDERDALE
HOUSTON
LAS VEGAS
LONDON*
LOS ANGELES
MEXICO CITY+
MIAMI
MILAN**
NEW JERSEY
NEW YORK
NORTHERN VIRGINIA
ORANGE COUNTY
ORLANDO
PHILADELPHIA
PHOENIX
ROME**
SACRAMENTO
SAN FRANCISCO
SEOUL∞
SHANGHAI
SILICON VALLEY
TALLAHASSEE
TAMPA
TEL AVIV^
WARSAW~
WASHINGTON, D.C.
WESTCHESTER COUNTY
WEST PALM BEACH

* OPERATES AS GREENBERG TRAURIG MAHER LLP
+ OPERATES AS GREENBERG TRAURIG S.C.
** STRATEGIC ALLIANCE
∞ OPERATES AS GREENBERG TRAURIG LLP FOREIGN LEGAL CONSULTANT OFFICE
^ A BRANCH OF GREENBERG TRAURIG, P.A., FLORIDA, USA
~ OPERATES AS GREENBERG TRAURIG GRZESIAK SP.K.

relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by e-mail or fax only to the Company.

The Shareholder Proposal

The Proposal relates to setting goals for and reporting annually on reduction of supply chain impact on deforestation and human rights violations. A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

Basis for Exclusion of the Shareholder Proposal

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the required proof of continuous ownership of Company voting securities in response to the Company's proper request for that information.

Background

The Proponent submitted the Proposal to the Company on December 22, 2015, which the Company received on December 23, 2015. The Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities. In its letter that accompanied the Proposal, the Proponent indicated that the Company would receive verification of the Proponent's ownership under separate cover. The Company received a separate letter from Charles Schwab & Co. Inc. ("Schwab"), dated December 29, 2015 (the "First Schwab Letter"), which stated, in part: "[t]he Province of St. Joseph of the Capuchin Order Corporate Responsibility Account . . . has held at least $2,000 of CBS Corporation Class A as well as Class B common stock as of 12-22-15 which is at least 1 year."

The First Schwab Letter referenced the Proponent but neither referenced the Company's securities nor provided any indication that the Proponent has continuously held the requisite amount of securities of the Company for at least one year from the date the Proposal was submitted as required by Rule 14a-8(b). Accordingly, on January 6, 2015, which was within 14 days of the date the Company received the Proposal, the Company sent the Proponent a letter via e-mail and overnight mail notifying the Proponent of the procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company informed the Proponent of the requirements of Rule 14a-8 and how it could cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);

- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and

- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice.

The Deficiency Notice also included a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F").

The Proponent's representative responded via e-mail on the same day the Deficiency Notice was sent acknowledging receipt of the Deficiency Notice. A copy of that correspondence is attached hereto as Exhibit C. Also that same day, the Company received via e-mail a second letter from a representative of Schwab, dated December 29, 2015 (the "Second Schwab Letter"). A copy of the Second Schwab Letter and related correspondence is attached hereto as Exhibit D. With respect to ownership, the Second Schwab Letter stated that "[t]he Province of St. Joseph of the Capuchin Order Corporate Responsibility Account . . . has held at least $2000.00 of Restaurant Brands International Inc., as of 12-22-15 which is at least 1 year."

The 14-day deadline to respond to the Deficiency Notice expired on January 20, 2016, 2015, and the Company has not received any other correspondence from the Proponent addressing the deficiencies identified in the Deficiency Notice.

Analysis

The Proposal May Be Excluded Under Rule 14a-8(b) And Rule 14a-8(f)(1) Because The Proponent Failed To Establish Its Eligibility To Submit The Proposal.

Rule 14a-8(f)(1) provides that a company may exclude a shareowner proposal if a proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to establish its eligibility to submit the Proposal despite the Company's explicit, timely and compliant notice of the Proposal's procedural deficiencies. Specifically, the Proponent has not demonstrated that it continuously owned the required number of Company securities for the one-year period prior to and including the date the Proposal was submitted to the Company as required by Rule 14a-8(b).

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareowner] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareowner] submit[s] the proposal." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") specifies that when the shareowner is not the registered holder, the shareowner "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareowner may do by one of the two ways provided in Rule 14a-8(b)(2). See Section C.1.c, SLB 14.

In addition, Staff Legal Bulletin No. 14G (Oct. 16, 2012) ("SLB 14G") provides specific guidance on the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1). SLB 14G expresses "concern[ ] that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters." It then goes on to state that, going forward, the Staff

> will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. [The Staff] view[s] the proposal's date of submission as the date the proposal is postmarked or transmitted electronically.

We timely sent the Proponent the Deficiency Notice which clearly explained that "the Proponent must provide a written statement that verifies the Proponent's continuous ownership of at least $2,000 in market value of the Company securities as of and for the one-year period preceding December 22, 2015," and included a copy of Rule 14a-8 and SLB 14F. However, the Second Schwab Letter was still deficient. Specifically, the Second Schwab Letter fails to establish continuous ownership of the Company's securities for the one-year period required by Rule 14a-8(b)(1).

The Second Schwab Letter makes reference to ownership of "$2000 of Restaurant Brands International Inc." as of the date the Proposal was submitted to the Company (December 22, 2015), which the letter states "is at least 1 year." However the Second Schwab Letter does not address the Proponent's *continuous* ownership of the required amount of the Company's securities as of and for the one-year period preceding such date, as required by Rule 14a-8(b). SLB 14F observes that a proponent's failure to confirm its continuous ownership of the requisite number of a company's securities in its proof of ownership is a common error, such as where it "confirms the shareholder's beneficial ownership only as of a specified date *but omits any reference to continuous ownership* for a one-year period" (emphasis added).

The Second Schwab Letter does not prove the Proponent's *continuous* ownership of the requisite amount of the Company's securities throughout the required period, and it leaves open the possibility that the Proponent exited and entered its position in the Company's securities at various times during the one-year period including and preceding December 22, 2015 which may have resulted in the Proponent's ownership falling below the threshold required by Rule 14a-8(b)(1) during such period. Thus, the Second Schwab Letter does not prove the Proponent's continuous ownership for the requisite period and therefore the Proponent has not satisfied the requirements of Rule 14a-8(b). *See Andrea Electronics Corp.* (avail. June 13, 2013) (concurring in the exclusion of a shareholder proposal for failure to confirm continuous ownership for the requisite period where the proponent's broker letter provided the number of shares owned by the proponent as of the date of the proposal but did not substantiate the number of shares owned continuously for the one-year period preceding and including such date). *See also General Electric Co.* (avail. Jan. 6, 2016) (concurring that a broker's letter stating that a proponent purchased shares on a specific date more than a year earlier and that the proponent currently held company shares did not establish that the proponent owned the requisite amount of company shares continuously for the one-year period as of the date the proposal was submitted).

Moreover, the Staff has consistently held that Rule 14a-8(f) is to be read strictly and, on numerous occasions, has granted no-action relief where a proponent failed to respond to a company's request for documentary support indicating that the proponent satisfied the ownership requirements under Rule 14a-8(b). *See, e.g., Illumina, Inc.* (avail. Feb. 17, 2015); *Hawaiian Electric Industries, Inc.* (avail. Jan. 12, 2011); *E. I. du Pont de Nemours and Company* (avail. Feb. 1, 2010); *KeyCorp* (avail. Jan. 9, 2009); *Eli Lilly and Company* (avail. Dec. 31, 2008); *General Electric Company* (Dec. 31, 2008); *Qwest Communications International Inc.* (Feb. 28, 2008); *General Motors Corporation* (avail. Feb. 19, 2008); *Occidental Petroleum Corporation* (avail. Nov. 21, 2007); *Torotel, Inc.* (avail. Aug. 29, 2007); *Dell Inc.* (avail. Apr. 2, 2007); *International Paper Company* (avail. Feb. 28, 2007); and *H. J. Heinz Company* (avail. May 23, 2006). The Proponent did not provide appropriate documentation within 14 days of receipt of the Deficiency Notice.

Accordingly, consistent with the precedent cited above, the Proposal is excludable because, despite receiving timely and proper notice pursuant to Rule 14a-8(f)(1), the Proponent has not demonstrated that it continuously owned the required number of Company voting securities for the one-year period prior to and including the date the Proposal was submitted to the Company, as required by Rule 14a-8(b).

Conclusion

On the basis of the foregoing, it is our view that the Company may exclude the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1). We respectfully request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 954-768-8255.

Pursuant to the guidance provided in SLB 14F, we ask that the Staff provide its response to this request to Kara L. MacCullough, on behalf of the Company, at maccullough@gtlaw.com, and to the Proponent at mikecrosby@aol.com with copy to francisxsherman@gmail.com.

We appreciate your attention to this request.

Very truly yours,

GREENBERG TRAURIG, P.A.

Kara MacCullough

Enclosure

cc: (Rev) Michael H. Crosby, OFMCap., Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order

Frank Sherman, Deputy CR Agent
Province of St. Joseph of the Capuchin Order

Jill Granat, General Counsel and Corporate Secretary
Restaurant Brands International Inc.

Exhibit A

Shareholder Proposal and Related Correspondence

Please see attached.

CORPORATE RESPONSIBILITY OFFICE
Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

December 22, 2015

Patrick McGrade, SVP, Corporate Affairs
Restaurant Brands International
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

Dear Mr. McGrade:

Thank you for your letter outlining Restaurant Brands International's new palm oil sourcing policy. We are pleased to see that RBI acknowledges the importance of protecting forests, including High Conservation Value and High Carbon Stock forests, and peatlands. However, we believe that purchasing RSPO-certified oil will not adequately address the deforestation and peat conversion risk in your supply chain. Furthermore, palm oil is not the only forest-risk commodity that RBI sources. RBI products and packaging include raw materials derived from other forest commodities such as soy, cattle, and pulp/paper that are recognized as leading drivers of global deforestation.

Due to the company's reliance on commodities that cause deforestation, RBI may be exposed to significant business risks including supply chain reliability, reputational damage and failure to meet shifting consumer and market expectations. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Restaurant Brands International common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders the next annual meeting of Restaurant Brands International. In addressing this issue, I would ask that you communicate with our Deputy CR Agent, Frank Sherman.

I hope we might come to a mutual agreement concerning this issue in a way that find us withdrawing the attached resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

c: Francis X. Sherman

Whereas:
Restaurant Brands International's (RBI) products include ingredients derived from forest commodities including palm oil, soy, cattle, and pulp/paper. These are recognized as the leading drivers of global deforestation. Deforestation accounts for 10% of global greenhouse gas emissions. It also contributes to habitat and biodiversity loss, soil erosion, disrupted rainfall patterns and community land conflicts. Commercial agriculture accounted for over 70% of tropical deforestation between 2000 and 2012, half of which was illegal.

Due to the company's reliance on commodities that cause deforestation, RBI may be exposed to significant business risks including supply chain reliability, reputational damage and failure to meet shifting consumer and market expectations. In 2010, Burger King stated that it was "reviewing its overall rainforest policy to include all of its products." However, Burger King has failed to produce a comprehensive forest commodities sourcing policy.

RBI's Burger King scored 10 points out of 100 for palm oil sourcing as evaluated by the Union of Concerned Scientists. Media coverage has highlighted Burger King's problematic sourcing. A social media ad campaign targeting Burger King reached more than 4 million accounts, and more than 56,000 people on Twitter shared the message with their followers. More than 135,000 signatories have called upon RBI to address its links to deforestation

Public concerns over deforestation have prompted many of the world's largest companies to adopt 'zero deforestation' policies for their supply chains. Your peers are working to minimize risks and avoid the negative media attention associated with irresponsible sourcing. Early in 2015, Yum! Brands released a policy of sourcing palm oil only from suppliers who do not convert forests or peatlands. In April 2015, McDonald's pledged to end deforestation across its entire supply chain, including in its animal feed. Other companies in the food and beverage industry, such as Danone, Nestle, Mars, and Unilever, have committed to eliminate deforestation from their global supply chains. All of these companies respond to CDP's forest program, a reporting framework supported by investors with US$15 trillion assets under management.

Resolved that: Shareholders request that RBI set quantitative goals for reducing its supply chain impacts on deforestation and human rights violations; and, at reasonable cost and omitting proprietary information, report annually on key performance indicators and metrics that demonstrate progress measured by these goals.

Supporting statement:
Proponents believe a meaningful response to this proposal should include:

- A "no deforestation, no peat clearance, and no exploitation" policy for all forest-risk commodities;
- A time-bound plan for sourcing 100% of each key commodity consistent with those criteria;
- A report on the percentage of each key commodity that has been traced and independently verified, via credible third parties, as meeting those criteria; and
- Annual disclosure of progress through the CDP and on the company's website.

Exhibit B

Deficiency Notice

Please see attached.

Restaurant
Brands
International

January 6, 2016

VIA EMAIL to mikecrosby@aol.com

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
mikecrosby@aol.com

Re: Shareholder Proposal dated December 22, 2015

Dear Mr. Crosby:

We acknowledge receipt of your letter dated December 22, 2015, which was received on December 23, 2015, in which The Province of St. Joseph of the Capuchin Order (the "Proponent") requests that Restaurant Brands International Inc. (the "Company") include a shareholder proposal (the "Proposal") in its 2016 proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934. A copy of your letter and the Proposal is attached. The purpose of this letter is to advise you that the proof of continuous ownership that was sent to the Company on the Proponent's behalf was deficient, and to provide you the opportunity to cure the deficiency by providing the required proof of ownership.

Under Rule 14a-8(b), to be eligible to submit a proposal, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal was submitted.

Pursuant to Rule 14a-8(b), if the Proponent is not a registered holder of the Company's securities, at the time the Proposal is submitted, the Proponent must prove its eligibility to the Company. One of the ways to prove the Proponent's eligibility is by submitting a written statement from the record holder of the Proponent's securities (usually a broker or bank) verifying that, at the time the Proposal was submitted, the Proponent continuously held the requisite amount of securities for at least one year from the date the Proposal was submitted. You indicated in your letter that the Company would receive verification of the Proponent's ownership under separate cover. The Company received a separate letter from Charles Schwab & Co. Inc., dated December 29, 2015, which references the Proponent but neither references the Company's securities nor provides any indication that the Proponent has continuously held the requisite amount of securities of the Company for at least one year from the date the Proposal was submitted. And since the Company's books and records do not indicate that the Proponent is currently a record holder of any of the Company's common shares, the Company is unable to verify that the Proponent has continuously held at least $2,000 in market value of the Company's securities for at least one year by the date the Proposal was submitted. The Company therefore advises that the Proponent must provide a written statement that verifies the Proponent's continuous ownership of at least $2,000 in market value of the Company securities as of and for the one-year period preceding December 22, 2015. Otherwise, the Proposal will be excluded from the 2016 proxy statement.

Required Response

In accordance with Rule 14a-8(f), the required proof of ownership must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification. If you do not do so, we may exclude the Proposal from our proxy materials under Rule 14a-8(b)(2)(i) based on the procedural deficiencies noted. For your reference, we have attached a copy of Rule 14a-8 and *Staff Legal Bulletin No. 14F* and *Staff Legal Bulletin No. 14G.*

To transmit your reply electronically, please reply to my attention via email at jgranat@rbi.com; to reply by courier, please reply to my attention at Jill Granat, General Counsel and Corporate Secretary, Restaurant Brands International Inc., 226 Wyecroft Road, Oakville, Ontario L6K 3X7.

Please do not hesitate to call me at (905) 845-6511 if you should you have any questions.

We appreciate your interest in the Company.

Sincerely,

JGranat

Jill Granat
General Counsel and Corporate Secretary

cc: Kara L. MacCullough
Greenberg Traurig, P.A.

Frank Sherman
Deputy CR Agent

Attachments

Shareholder Letter, Proposal and Statement of Ownership

226 Wyecroft Road • Oakville, Ontario L6K 3X7 • (905) 845-6511

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265
MikeCrosby@aol.com

December 22, 2015

Patrick McGrade, SVP, Corporate Affairs
Restaurant Brands International
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

Dear Mr. McGrade:

Thank you for your letter outlining Restaurant Brands International's new palm oil sourcing policy. We are pleased to see that RBI acknowledges the importance of protecting forests, including High Conservation Value and High Carbon Stock forests, and peatlands. However, we believe that purchasing RSPO-certified oil will not adequately address the deforestation and peat conversion risk in your supply chain. Furthermore, palm oil is not the only forest-risk commodity that RBI sources. RBI products and packaging include raw materials derived from other forest commodities such as soy, cattle, and pulp/paper that are recognized as leading drivers of global deforestation.

Due to the company's reliance on commodities that cause deforestation, RBI may be exposed to significant business risks including supply chain reliability, reputational damage and failure to meet shifting consumer and market expectations. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of Restaurant Brands International common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 22, 2014.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for consideration and action by the shareholders the next annual meeting of Restaurant Brands International. In addressing this issue, I would ask that you communicate with our Deputy CR Agent, Frank Sherman.

I hope we might come to a mutual agreement concerning this issue in a way that find us withdrawing the attached resolution.

Sincerely yours.

Michael H Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

c: Francis X. Sherman

Whereas:
Restaurant Brands International's (RBI) products include ingredients derived from forest commodities including palm oil, soy, cattle, and pulp/paper. These are recognized as the leading drivers of global deforestation. Deforestation accounts for 10% of global greenhouse gas emissions. It also contributes to habitat and biodiversity loss, soil erosion, disrupted rainfall patterns and community land conflicts. Commercial agriculture accounted for over 70% of tropical deforestation between 2000 and 2012, half of which was illegal.

Due to the company's reliance on commodities that cause deforestation, RBI may be exposed to significant business risks including supply chain reliability, reputational damage and failure to meet shifting consumer and market expectations. In 2010, Burger King stated that it was "reviewing its overall rainforest policy to include all of its products." However, Burger King has failed to produce a comprehensive forest commodities sourcing policy.

RBI's Burger King scored 10 points out of 100 for palm oil sourcing as evaluated by the Union of Concerned Scientists. Media coverage has highlighted Burger King's problematic sourcing. A social media ad campaign targeting Burger King reached more than 4 million accounts, and more than 56,000 people on Twitter shared the message with their followers. More than 135,000 signatories have called upon RBI to address its links to deforestation

Public concerns over deforestation have prompted many of the world's largest companies to adopt 'zero deforestation' policies for their supply chains. Your peers are working to minimize risks and avoid the negative media attention associated with irresponsible sourcing. Early in 2015, Yum! Brands released a policy of sourcing palm oil only from suppliers who do not convert forests or peatlands. In April 2015, McDonald's pledged to end deforestation across its entire supply chain, including in its animal feed. Other companies in the food and beverage industry, such as Danone, Nestle, Mars, and Unilever, have committed to eliminate deforestation from their global supply chains. All of these companies respond to CDP's forest program, a reporting framework supported by investors with US$15 trillion assets under management.

Resolved that: Shareholders request that RBI set quantitative goals for reducing its supply chain impacts on deforestation and human rights violations; and, at reasonable cost and omitting proprietary information, report annually on key performance indicators and metrics that demonstrate progress measured by these goals.

Supporting statement:
Proponents believe a meaningful response to this proposal should include:

- A "no deforestation, no peat clearance, and no exploitation" policy for all forest-risk commodities;
- A time-bound plan for sourcing 100% of each key commodity consistent with those criteria;
- A report on the percentage of each key commodity that has been traced and independently verified, via credible third parties, as meeting those criteria; and
- Annual disclosure of progress through the CDP and on the company's website.

charles SCHWAB

2423 E. Lincoln Drive
Phoenix, AZ 85306

December 29, 2015

Patrick McGrade, SVP, Corporate Affairs
Restaurant Brands International
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

Dear Mr. McGrade:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of CBS Corporation Class A as well as Class B common stock as of 12-22-15 which is at least 1 year. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2016 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Proxy Services
2423 E. Lincoln Drive
Phoenix, AZ 85016

Charles Schwab & Co. Inc.
2423 E. Lincoln Drive
Mailstop Peak-01-B571A
Phoenix AZ 85016
Attn: Reorg Dept

Rule 14(a)(8)
Staff Legal Bulletin No. 14F and Staff Legal Bulletin No. 14G.

Rule 14a-8 — Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by Rule 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by rule 240.14a-21(b) of this chapter.

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

> Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
>
> Common errors shareholders can avoid when submitting proof of ownership to companies;
>
> The submission of revised proposals;
>
> Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
>
> The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year <u>by the date you submit the proposal</u>" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8(c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696

F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8(d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the

Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

---

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

Exhibit C

Correspondence from Proponent's Representative

Please see attached.

From: Michael Crosby
To: Levine, Grant J. (Assoc-FTL-CP)
Cc: JGranat@rbi.com; MacCullough, Kara (Shld-FTL-CP); francisxsherman@gmail.com; jana.tongson@schwab.com
Subject: Re: Notice of Deficiency
Date: Wednesday, January 06, 2016 3:17:52 PM
Attachments: image001.png

Ooops! Thanks for the note Mr. Levine. RBI ain't no CBS and vice versa!
Our Custodian has emailed me that she has rewritten the letter.
Thanks for your kindness in asking for the clarification.
Michael

-----Original Message-----
From: levineg <levineg@gtlaw.com>
To: mikecrosby <mikecrosby@aol.com>
Cc: JGranat <JGranat@rbi.com>; macculloughk <macculloughk@gtlaw.com>; francisxsherman <francisxsherman@gmail.com>
Sent: Wed, Jan 6, 2016 2:13 pm
Subject: RE: Notice of Deficiency

Mr. Crosby,

Please see page 6 of the deficiency letter (attached again for your reference) for the letter you are referencing.

Also, thank you for Mr. Sherman's email address.

Best,

Grant

From: Michael Crosby [mailto:mikecrosby@aol.com]
Sent: Wednesday, January 06, 2016 2:29 PM
To: Levine, Grant J. (Assoc-FTL-CP)
Cc: JGranat@rbi.com; MacCullough, Kara (Shld-FTL-CP); francisxsherman@gmail.com
Subject: Re: Notice of Deficiency

Dear Mr. Levine,
Thank you for your email. I'm sorry there has been a deficiency indicating our ownership of the stock. Could you please send me a copy of what our Custodian sent? I ask this because I had written to her what should be included and if this needs to be adapted to meet your requirements I must tell her.
I am also indicating above the email of Frank Sherman. I hope you can have a productive conversation with him and your pertinent staff people on this critical issue.
Thanks so much.
Michael Crosby OFMCap.

-----Original Message-----
From: levineg <levineg@gtlaw.com>
To: mikecrosby <mikecrosby@aol.com>
Cc: JGranat <JGranat@rbi.com>; macculloughk <macculloughk@gtlaw.com>
Sent: Wed, Jan 6, 2016 1:11 pm
Subject: Notice of Deficiency

Dear Mr. Crosby,

On behalf of our client, Restaurant Brands International, please find attached a Notice of Deficiency with respect to your letter dated December 22, 2015. A copy of this letter is also being sent to you via courier. You asked in your letter that the company communicate with Frank Sherman, Deputy CR Agent, with respect to this matter, however we do not have an e-mail address for Mr. Sherman. Could you please forward this e-mail to him?

If you have any questions, please feel free to contact Jill Granat, General Counsel and Corporate Secretary, as indicated in the attached letter or the undersigned.

Regards,

Grant Levine

Grant J. Levine
Associate
Greenberg Traurig, P.A. | 401 East Las Olas Boulevard Suite 2000 | Fort Lauderdale, FL 33301
Tel 954.768.8209
levineg@gtlaw.com | www.gtlaw.com

GT GreenbergTraurig

<u>Exhibit D</u>

Second Schwab Letter

Please see attached.

From: "Tongson, Jana" <Jana.Tongson@schwab.com>
Date: January 6, 2016 at 2:39:15 PM EST
To: "jgranat@rbi.com" <jgranat@rbi.com>
Subject: Province of St. Joseph of the Capuchin Order revised Letter

Hello,
Attached you will find the revised letter with the correct ownership of Restaurant Brands International Inc.

Thank you

Jana Tongson

2423 E. Lincoln Drive
Phoenix, AZ 85306

December 29, 2015

Patrick McGrade, SVP, Corporate Affairs
Restaurant Brands International
226 Wyecroft Road
Oakville, Ontario, Canada L6K 3X7

Dear Mr. McGrade:

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of Restaurant Brands International Inc., as of 12-22-15 which is at least 1 year. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2016 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you

Proxy Services
2423 E. Lincoln Drive
Phoenix, AZ 85016